Brewer & Pritchard A PROFESSIONAL CORPORATION ATTORNEYS & COUNSELORS	Three Riverway, 18th Floor Houston, Texas 77056 Tel: (713) 209-2950 Fax: (713) 659-5302 Email: info@BPLaw.com Website: www.BPLaw.com

June 20, 2011

Alexandra M. Ledbetter
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549-7010

Re:	Texas Rare Earth Resources Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 25, 2011
File No. 333-172116

Dear Ms. Ledbetter:

This letter sets forth the responses of Texas Rare Earth Resources Corp., a Nevada corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 14, 2011 concerning the Company’s Second Amended Registration Statement on Form S-1 (File No. 333-172116) filed with the Commission on May 25, 2011 (the “Form S-1”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

In addition to filing this response letter, we have contemporaneously filed a third amended Form S-1 including our responses to your comment letter.

Amendment No. 2 to Registration Statement on Form S-1

1.
Please continue to provide updated disclosure with each amendment.  For example, we note your disclosure on page 28 that Aeroquest Airborne is scheduled to conduct an aerial survey of Round Top in May 2011, and your disclosure on pages 29 and 36 that you plan to spend approximately $26,000 for computer hardware and mining software in March and April 2011.

RESPONSE:  Where the Company has revised the disclosure in response to the Staff’s comments, it has noted the applicable page number of the prospectus next to the responses below. In addition, copies of the amendment provided to the Staff has been marked to show changes for the convenience of the Staff.  For example, see page 30 for updated disclosure regarding the aerial survey.  See also pages 31 and 38 through 39 for revised disclosure relating to our development plans.

Division of Corporation Finance
Securities and Exchange Commission
June 20, 2011

2.
We note that you are registering 9,158,125 shares of common stock, but on your prospectus cover page you describe specifically only those shares that are underlying the convertible securities.  Please revise your prospectus cover page to make clear that the selling stockholders are also offering 4,295,000 shares of common stock that have already been issued and that are not underlying any convertible securities.

RESPONSE:  The Company has revised the prospectus cover page and the identical disclosures set forth in the sections entitled “Risk Factors” (page 14) and the “Selling Security Holders” (page 17) to make clear that the selling shareholders are also offering shares of common stock that have already been issued and that are not underlying convertible securities.  Note that subsequent to the filing of Amendment No. 2 to the Form S-1, holders of certain of the convertible securities exercised their right to acquire shares of common stock as described below.  As a result of the exercises, (i) the total number of shares of common stock being registered for resale by the selling stockholders has increased from 4,295,000 shares to 4,738,750 shares, (ii) the number of shares of common stock underlying the Class A warrants being registered for resale by the selling stockholders decreased from 1,638,750 shares to 1,336,250 shares, (iii) the number of shares of common stock underlying the Class B Warrants being registered for resale by the selling stockholders decreased from 819,375 shares to 678,125 shares, and (iv) the number of shares underlying the Other Warrants being registered for resale by the selling stockholders decreased from 500,000 shares to 250,000 shares.

•
Nathan Low, the holder of one of the Other Warrants to purchase up to 250,000 shares of common stock at $1.60 per share, exercised the warrant on a cashless basis resulting in the issuance by the Company of 175,000 shares of common stock.  The resale of these shares are no longer being registered pursuant to the Form S-1.  As such, the changes described in the paragraph above give effect to the removal of 175,000 shares from the overall number of shares being registered.

•	T. William Merrill partially exercised his Class A Warrant resulting in the issuance of 20,000 shares of common stock.
•
Sunrise Securities Corp. exercised its (i) Class A Warrant resulting in the issuance of 125,000 shares of common stock and (ii) Class B Warrant resulting in the issuance of 62,500 shares of common stock.

•	Nathan Low exercised his (i) Class A Warrant resulting in the issuance of 125,000 shares of common stock and (ii) Class B Warrant resulting in the issuance of 62,500 shares of common stock.
•	Ruth Low exercised her Class A Warrant resulting in the issuance of 32,500 shares of common stock and (ii) Class B Warrant resulting in the issuance of 16,250 shares of common stock.

Additionally, please note that as described in Amendment No. 3 to the Form S-1, in May and June, 2011, certain investors participating in the January 2011 Private Placement exercised their options and were issued an aggregate of 6,240,000 shares of common stock and five-year warrants to purchase up to 6,240,000 shares of common stock, exercisable at $2.50 per share, resulting in aggregate gross proceeds to the Company of $15,600,000.  The Company is not registering the resale any of the securities issued to these investors pursuant to the Form S-1.

Division of Corporation Finance
Securities and Exchange Commission
June 20, 2011

3.
We note your response to comment two in our letter dated May 11, 2011.  Please review your registration statement fee table and confirm that you have paid the appropriate fee, given that all of the shares being registered will be offered at the fixed price of $4.52 per share.

RESPONSE:  The Company has revised the registration statement fee table and has recalculated the fee payable.  Of the total registration fee, $2,690.11 has previously been paid, and pursuant to Rule 457(p) is being applied to offset the registration fee payable, which the Company has calculated to be $4,688.67.  The Company has sent to the Commission an additional $2,000 to cover the balance due.

Management, page 40

4.	Please revise Mr. LeVier’s biographical sketch to clarify the reference to his previous employer, which we assume is Newmont Mining Corporation.

RESPONSE: The Company has revised Mr. LeVier’s biographical sketch to clarify that his previous employer was Newmont Mining Corporation. See page 43.

Interim Financial Statements

Notes to Interim Financial Statements

Note 4 – Capital Stock, page F-21

5.
It appears that you recognized net cash proceeds of $4,069,850 from the sale of 3,388,750 shares of your common stock. Please provide us with a reconciliation between the amount of cash raised from these stock offerings and the common stock issued for cash line item per your statement of stockholders’ equity for the six months ended February 28, 2011. Your response should provide information regarding the number of shares issued and the amount of cash received.

RESPONSE:  The Company has revised its Unaudited Statements of Cash Flows to be consistent with the Unaudited Statement of Stockholders’ Equity and added the following disclosure on page F-21, footnote Note:

“The Company received cash proceeds from the sale of its common stock and the exercise of Class A Warrants and Class B Warrants to purchase common stock during the six months ended February 28, 2011 as follows:”

Division of Corporation Finance
Securities and Exchange Commission
June 20, 2011

Description	Shares of Common Stock Issued	Cash Proceeds Received
2009-2010 Private Placement (issuances occurred in quarter ended November 30, 2010)(1)	1,132,500	$453,000
Exercise of Class A & B Warrants issued in connection with 2009 – 2010 Private Placement (issuances occurred in quarter ended February 28, 2011)(1)	656,250	382,813
January 2011 Private Placement (issuance occurred in quarter ended February 28, 2011)(2)	1,600,000	4,000,000
Total shares of common stock issued and cash proceeds received from sale of common stock and from the exercise of Class A & B Warrants during the six months ended February 28, 2011(3)	3,388,750	$4,835,813

(1) See “2009-2010 Private Placement” below.
(2) See “January 2011 Private Placement” below.
(3) Does not include an aggregate of 391,000 shares of common stock issued for services rendered during the six months ended February 28, 2011.  See “Other Equity Issue” below.

6.           We note your response to comment nine in our letter dated May 11, 2011 and the related revisions to your filing. With regard to the shares issued in connection with warrantsexercised between November 2010 and January 2011, we note that you issued 656,250 shares of your common stock and received cash proceeds of $382,813. However, it does not appear that the issuance of these shares is reflected in your statement of stockholders’ equity for the six months ended February 28, 2011. Please advise.

RESPONSE:  The table added on page F-21, Note 4 breaks out the shares of common stock issued and cash proceeds received upon the exercise of the Class A Warrants and Class B Warrants.  The table added to Note 4 on page F-21 contains the exact disclosure requested by the Staff.

Other Equity Issues, page F-22

7.           We note your response to comment ten in our letter dated May 11, 2011 states that you have revised your financial statements to expense the options issued to Sunrise Securities Corp. over the associated service period through October 2012. Please provide us with additional detail supporting the recognition of the expense related to these options over the service period. Specifically, please describe the underlying performance commitment and tell us whether there is a disincentive for non-performance. Refer to FASB ASC 505-50-30.

Division of Corporation Finance
Securities and Exchange Commission
June 20, 2011

The Company has measured the options issued to Sunrise Securities Corp in accordance with ASC 505-50-30-14 & 15.  The Company has determined the measurement date of these options to be at the beginning of the agreement.  For accounting recognition purposes, we reviewed ASC section 505-50-25, specifically 25-7, which requires either immediate expense recognition or prepaid asset, depending on the facts and circumstances.  Upon further review of the contract with Sunrise Securities Corp, the Company recognizes that the contract with Sunrise Securities Corp has no disincentive as to whether performance is made, or not.  Therefore, the Company has now determined that the proper accounting treatment for these options is to recognize an immediate expense in the period that this agreement was executed, November 30, 2010.  The Company will amend its periodic filings for the quarters ended November 30, 2010 and February 28, 2011 to reflect the recognition of an immediate expense, in the amount of $960,000, for the quarter ended November 30, 2010.

Furthermore, in reviewing the Company’s one-year agreement with a certain director dated February 16, 2011, whereby the director received 60,000 immediately vesting and exercisable options, we have determined that this was an award for services as a nonemployee director acting in his role as a member of the board of directors.  The Company has elected to record the entire amount of this award on the grant date as an immediate expense for the three month period ending February 28, 2011 in accordance with FASB ASC 718.  In our original filing for the quarter ended February 28, 2011, the Company had elected to amortize the total fair value of these options ($150,000) over the one-year service period, thus recognizing ½ month of the expense ($6,250) for the quarter ended February 28, 2011.  The Company will amend its periodic filing for the quarter ended February 28, 2011 to reflect the recognition of the entire $150,000 fair value of these options.

Exhibit 5.1

8.
We note your response to comment 12 in our letter dated May 11, 2011.  Please provide a legal opinion that opines more clearly on all of the shares being registered.  Counsel’s revised legal opinion (with Amendment No. 2) covers 9,158,125 shares of common stock but in the introductory paragraph describes specifically only those shares that are underlying the convertible securities.  The introductory paragraph should also describe the 4,295,000 shares of common stock that have already been issued and that are not underlying any convertible securities.

RESPONSE:  Counsel to the Company has provided a revised opinion that specifically describes the shares of common stock that have already been issued and that are not underlying convertible securities.  See the Company’s response to the Staff’s comment no. 2 above regarding the number of shares of common stock being registered pursuant to the Form S-1.

Division of Corporation Finance
Securities and Exchange Commission
June 20, 2011

Engineering Comments

Press Releases

9.
We note that you refer to or use the terms other than proven or probable reserves in certain press releases.  As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7.  These generally differ from measurement systems that guide the estimation of resources.  If you continue to make references in your press releases to reserve measures other than those recognized by the Securities and Exchange Commission, please accompany such disclosure with cautionary language comparable to the following:

“Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “reserves,” “resources,” “geologic resources,” “proven,” “probable,” “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in our S-1 or 10-K.  You can review and obtain copies of these filings from our website at http://www.sec.gov/edgar.shtml.”

Please indicate the location of this disclaimer in your response.

RESPONSE:  The Company has advised us that it will undertake to include the cautionary language comparable to the language specified by the Staff above in all future press releases in which references are made to reserve measures other than those recognized by the Commission.  The Company has provided us a signed copy of this undertaking, which is attached hereto as Exhibit A.

Planned Exploration and Development Activities, page 28

10.
We note your response to comment 15 in our letter dated May 11, 2011.  Please forward to our engineer, as supplemental information and not as part of your filing, the current and historical drill data referenced in your response pursuant to paragraph (c) of Industry Guide 7 and Rule 12b-4 of Regulation 12B.  If possible, please provide this information on a CD, formatted as Adobe PDF files.  Please also provide the name and phone number for a technical person whom our engineer may call, if he has technical questions about your drill data.

If you wish to have this supplemental material returned, please make a written request with the letter of transmittal.  Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).  If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Division of Corporation Finance
Securities and Exchange Commission
June 20, 2011

RESPONSE:  The Company has provided Mr. Coleman on a supplemental basis the current and historical drill data referenced in the Company’s response.  We understand that Mr. Coleman has received and reviewed the supplemental information provided by the Company, and we have modified disclosure in the prospectus on pages 28 through 31 to reflect the supplemental information provided that we believe is responsive to the comments.

Description of Rare Earth Elements, page 29

11.
We note your response to comment 17 in our letter dated May 11, 2011.  It appears the article you reference is a geological paper indicating the presence of mineralization on your property and does not support the technical requirements to support a resource or reserve under Industry Guide 7.  Please remove any disclosure pertaining to a large-tonnage, low grade resource from your filing.

RESPONSE: The Company has removed all disclosure referring to a large-tonnage, low grade resources throughout the prospectus. See page 31.

12.
We note your response to comment 18 in our letter dated May 11, 2011.  In addition, we note on page 29 of your amended filing that you still disclose information regarding the processing of your rare earth minerals yet you have not conducted any metallurgical test work.  Please advise.

RESPONSE:  The Company confirms that it has not conducted any metallurgical tests on the rare earth minerals at the Round Top site, and has therefore revised its disclosure in the prospectus in response to the Staff’s comment.  See page 31, where the Company has deleted the following disclosure:  “Round Top rhyolites are so enriched that they should be considered large-tonnage, low grade resources of several rare metals, including yttrium, heavy rare earths, niobium, tantalum, lithium and thorium.  Most of the rare elements occur in discrete minerals and may be amenable to conventional floatation, gravity, or some combination of these processes of concentration.  Although thorium is highly enriched in the rhyolite, it occurs as the separate mineral, thorite, and is not chemically combined with the REE's thus simplifying any ultimate processing of these concentrates.”

13.
We note your response to comment 19 in our letter dated May 11, 2011 and do not concur with your assessment.  Please revise your disclosure by removing this statement until you have specific geologic evidence taken from your property.

RESPONSE:  The Company has revised its disclosure to delete the following statement: “Importantly, aside from the large scale-low grade potential, there is geologic evidence that suggests that higher grade concentrations of these elements may be present in the deeper parts of this mineralizing system. Only the upper parts of the rhyolite body have been drilled by the previous operators.”  See page 31.

If you have any questions or comments, please do not hesitate to contact me or Heath Trisdale at (713) 209-2950.  If the Staff has no further comments to the Form S-1, the Company expects to request acceleration of the effectiveness of the Form S-1.

Very truly yours,

BREWER & PRITCHARD, P.C.

/S/ Thomas C. Pritchard
Thomas C. Pritchard

cc:           Dan Gorski
Texas Rare Earth Resources Corp.

Exhibit A to Response Letter dated
June 20, 2011

UNDERTAKING

In response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 14, 2011 (specifically comment no. 9) concerning the Company’s Second Amended Registration Statement on Form S-1 (File No. 333-172116) filed with the Commission on May 25, 2011 (the “Form S-1”), Texas Rare Earth Resources Corp. hereby undertakes to include cautionary language comparable to the language set forth below in all future press releases in which references are made to reserve measures other than those recognized by the Commission:

“Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “reserves,” “resources,” “geologic resources,” “proven,” “probable,” “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in our S-1 or 10-K.  You can review and obtain copies of these filings from our website at http://www.sec.gov/edgar.shtml.”

Texas Rare Earth Resources Corp.

By: /S/ Wm. Chris Mathers
Name: Wm. Chris Mathers
Title: Chief Financial Officer
Date: June 20, 2011